Exhibit (d)(34)(i)

AXA PREMIER VIP TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of September 20, 2010 (“Amendment No. 1”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Westfield Capital Management Company, L.P., a limited partnership organized under the laws of the State of Delaware (the “Adviser”).

WHEREAS, AXA Equitable and the Adviser have entered into a Investment Advisory Agreement, dated as of August 1, 2008, (“Agreement”) on behalf of the AXA Premier VIP Trust (“Trust”); and

WHEREAS, AXA Equitable and the Adviser desire to modify the Agreement to change the series for which the Adviser provides services from the Multimanager Large Cap Growth Portfolio to the Multimanager Aggressive Equity Portfolio.

NOW, THEREFORE, AXA Equitable and Adviser agree to modify the Agreement as follows:

1. Portfolio Change. Effective September 20, 2010, all references in the Agreement to the Multimanager Large Cap Growth Portfolio are hereby deleted and replaced with the Multimanager Aggressive Equity Portfolio.

2. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to each Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

3. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		WESTFIELD CAPITAL MANAGEMENT COMPANY, L.P.

By:	/s/ Steven M. Joenk
	Steven M. Joenk	By:	/s/ Karen A. DiGavio
	Senior Vice President		Name: Karen A. DiGavio
Title: CFO, CCO, Partner

APPENDIX A

TO

INVESTMENT ADVISORY AGREEMENT

WITH

WESTFIELD CAPITAL MANAGEMENT COMPANY, L.P.

Fund	Annual Advisory Fee Rate**

Multimanager Aggressive Equity Portfolio*	0.50% of the Westfield Allocated Portion’s average daily net assets up to and including $50 million; 0.40% of the Westfield Allocated Portion’s average daily net assets in excess of $50 million up to and including $500 million; 0.35% of the Westfield Allocated Portion’s average daily net assets over $500 million.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “Westfield Allocated Portion.”

**	The daily advisory fee for the Westfield Allocated Portion is calculated by multiplying the aggregate net assets of the Westfield Allocated Portion at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.